AMENDMENT TO REGISTRANTS BY-LAWS ADOPTED
                                December 10, 1996


     RESOLVED that Section 3 of Article 2 of the By-laws of the Corporation, as amended, is hereby amended effective immediately by adding the following provision after the first sentence thereof:

     "A person serving as a director of the Corporation on December 31, 1996 shall not stand for reelection at, and shall be ineligible to serve as a director after the date of, the annual meeting in the year following the year in which his or her 78th birthday occurs. Any person whose first date of service as a director of the Corporation is on or after January 1, 1997 shall not stand for reelection at, and shall be ineligible to serve as a director after the date of, the annual meeting in the year following the year in which the date of his or her 72nd birthday occurs."